                               UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                              SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

              Imperial Credit Commercial Mortgage Investment Corp.
              ----------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $.0001 per share
                   ----------------------------------------
                        (Title of Class of Securities)


                                  45272T 10 2
            ------------------------------------------------------
                                (CUSIP Number)


                             Irwin L. Gubman, Esq.
                                General Counsel
                       Imperial Credit Industries, Inc.
                             23550 Hawthorne Blvd.
                              Bldg. #1, Suite 240
                              Torrance, CA 90505
                                (310) 791-8040
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 8, 1999
                    --------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 7 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO.  45272T 10 2                                    PAGE 2 OF 7  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      IMPERIAL CREDIT INDUSTRIES, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,070,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,070,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,070,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 amends and supplements the statement on Schedule 13D, dated October 22, 1997, filed by Imperial Credit Industries, Inc., a California corporation ("Imperial Credit"), relating to the shares of Common Stock of Imperial Credit Commercial Mortgage Investment Corp., a Maryland corporation (the "Company"). Capitalized terms used but not defined herein have the same meanings as described to such terms in the initial filing.

Item 1.        Security and Issuer

     This statement relates to the common stock, par value $.0001 per share (the "Common Stock"), of the Company. The Company's principal executive offices are located at 11601 Wilshire Blvd., Suite 2080, Los Angeles, CA 90025.

Item 2.        Identity and Background

     This statement is filed by Imperial Credit. Imperial Credit is a diversified financial services company that, together with its affiliates, is primarily engaged in origination, acquisition, management, securitization and resolution of various types of loans and leases, and in asset management and investment banking activities. The activities of Imperial Credit are primarily conducted through its numerous subsidiaries and other entities in which it holds a significant interest. The address of the principal business and principal office of Imperial Credit is 23550 Hawthorne Blvd., Bldg. #1, Suite 110, Torrance, CA 90505.

     Information responsive to Items 2(a), 2(b), 2(c) and 2(f) of Schedule 13D in respect of each of the directors and executive officers of Imperial Credit is set forth in Annex I to this Schedule 13D and is incorporated herein by reference.

     During the last five years, neither Imperial Credit nor, to its knowledge, any of its directors or executive officers (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

     On December 11, 1997, Imperial Credit purchased 100,000 additional shares of Common Stock in open market transactions for an aggregate price of $15.00 per share, or $1,500,000 in the aggregate. The funds used to make these purchases were obtained from the working capital of Imperial Credit.

     It is currently contemplated that the funds necessary for the proposed transaction described in Item 4 hereof, currently estimated at approximately $280 million, would be internally generated funds of Imperial Credit and its subsidiaries.

Item 4.        Purpose of Transaction

     The 100,000 shares of Common Stock purchased by Imperial Credit in December 1997 were purchased for investment.

     On May 8, 1999, Imperial Credit proposed to the Board of Directors of the Company an all cash acquisition of the Company that would value the Company at $11.00 per share. A copy of the press release issued by Imperial Credit relating to this proposal on May 12, is attached as Exhibit 1 to this Amendment No. 1.

     The purpose of the proposed transaction would be to acquire all of the outstanding Common Stock of the Company not currently owned by Imperial Credit. Following completion of the transaction, Imperial Credit would determine whether and to what extent any of the assets of the Company would be sold to unaffiliated entities. The Company's outstanding Common Stock would be owned solely by Imperial Credit and/or one or more of its affiliates and would no longer be publicly traded. Accordingly, registration of the Company's Common Stock would be terminated pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.   Interest in Securities of the Issuer

          (a) As of the date hereof, Imperial Credit beneficially owned 3,070,000 shares of Common Stock, or approximately 10.8% of the 28,500,000 shares of Common Stock outstanding as of the date hereof.

          (b) Imperial Credit has sole voting power and sole investment power with respect to the shares of Common Stock reported as being beneficially owned by it herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          The information set forth in Item 6 of the original Schedule 13D is incorporated herein by reference.

Item 7.   Material Required to be Filed as Exhibits

     1.   Press release of Imperial Credit, dated May 12, 1999.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 1999

                                         IMPERIAL CREDIT INDUSTRIES, INC.


                                         By:  /s/Irwin L.Gubman
                                              -------------------------------
                                              Irwin L. Gubman
                                              General Counsel

                                    ANNEX I

     Set forth below are the name, business address and present principal occupation of each of the directors and executive officers of Imperial Credit. Except as otherwise noted, each such person is a citizen of the United States and the business address of each such person is c/o Imperial Credit Industries, Inc., 23550 Hawthorne Blvd., Bldg. #1, Suite 110, Torrance, CA 90505.




                                   Present Principal                                                   Shares Beneficially
                                Occupation, Citizenship and                                Cost of          Owned
                                 Business Address (if other               Number of       Shares
       Name                      than as indicated above)             Shares Purchased    Purchased        Number               %
       ----                      -----------------------                     ---------    ---------        ------             ---

        Directors
        ---------
James Clayburn LaForce, Jr.        Retired Dean of  the Anderson               0           0                     0                0
                                   Graduate School of Management,
                                   UCLA
                                   15835 Pauma Valley
                                   Country Club
                                   Pauma Valley, CA 92061

Perry A.  Lerner                   Principal                               2,000      $27,90            2,00     0                *

                                   Crown Capital Group, Inc.
                                   (investment firm)
                                   660 Madison Avenue
                                   15th Floor
                                   New York, NY 10021

Robert S.  Muchlenbeck             Retired Executive Vice                      0           0                     0                0
                                   President
                                   Imperial Bank
                                   9920 La Cienega Boulevard
                                   14th Floor
                                   Inglewood, CA 90301

Stephen J. Shugerman               Vice Chairman                           5,000      $69,75            5,00    0                *
                                   Southern Pacific Bank
                                   12300 Wilshire Boulevard
                                   2nd Floor
                                   Los Angeles, CA 90025

Joseph R. Tomkinson                Chairman of the Board                       0           0                     0                 0
                                   and Chief Executive Officer
                                   Impac Mortgage Holdings, Inc.
                                   20371 Irvine Avenue
                                   Bldg. A
                                   Santa Ana Heights, CA 92707

Executive Officers
-----------------
H. Wayne Snavely                    Chairman of the Board and            143,369  $2,000,000          143,369                 *

                                    Chief Executive Officer




                                   Present Principal                                                      Shares Beneficially
                                Occupation, Citizenship and                                Cost of             Owned
                                 Business Address (if other               Number of        Shares
       Name                      than as indicated above)             Shares Purchased    Purchased            Number             %
       ----                      -----------------------                     ---------    ---------           ------            ---

        Directors
        ---------

Kevin E.  Villani                Executive Vice President -                   71,684        $999,992           71,684            *
                                 Finance and Director

Irwin L. Gubman                  General Counsel                               3,500         $48,825            3,500            *
                                 and Secretary

Brad Plantiko                    Executive Vice President -                    6,400   $      58,000            6,400            *
                                 Chief Financial Officer

*  Less than one percent.